APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

August 30, 2016

Ms. Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C.20549

Re:	Apex Resources Inc.
Amendment No. 5 to Registration Statement on Form S-1 Filed August 1, 2016 File No. 333-207109

Dear Ms. Peyser,

We appreciate your continued review of our Registration Statement on Form S-1. Based upon your comments we have further amended the Registration Statement and provide the following information in response:

General

1.	Please update the disclosure required by Item 402 of Regulation S-K for the fiscal year ended June 30, 2016. See Regulation S-K Compliance and Disclosure Interpretation 117.05.

The financial statements and related disclosure have been updated through June 30, 2016.

Exhibit 23.2

2.	Please amend to include an auditor consent that identifies the audit report date of May 10, 2016 and the registration statement amendment number.

The auditor has provided a new consent.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tadas Dabasinskas

Tadas Dabasinskas

President and Chief Executive Officer